UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  April 2012

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Appoints Hezi Lapid to Replace Eran Gorev as CEO Dated April 19 , 2012	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: April 19 , 2012	By:	/s/ Lior Shemesh
Name: Lior Shemesh
Title: CFO

EXHIBIT 1

Investor Contacts: Lior Shemesh, CFO +1.760.685.2007 lior.shemesh@alvarion.com	Press Contacts: In the U.S.: John Conrad +1.703.390.1538 conrad@merrittgrp.com
Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com	Janine Wiener +972.54.322.5946 janine.wiener@alvarion.com

Alvarion® Appoints Hezi Lapid to Replace Eran Gorev as CEO

Highly-experienced and well-regarded telecom CEO will assume new role on May 6, 2012

Tel Aviv, April 19, 2012 – Alvarion® Ltd. (NASDAQ: ALVR), a provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, today announced that Hezi Lapid will become CEO of Alvarion, effective May 6, 2012. He replaces Eran Gorev who decided to leave the company to pursue other interests, having completed the initial phases of a strategic transformation of the company.

“Hezi’s industry experience and proven execution capabilities will be focused on creating value as the immediate goal,” said Amnon Yacoby, Chairman of Alvarion. “The board of directors has a great deal of confidence in Hezi’s ability to accomplish a rapid turnaround in performance. We pledge him our support and wish the entire team great success under his leadership.

“During Eran’s tenure, Alvarion has been transformed from a single-technology company into a provider of multi-technology solutions to various types of wireless broadband networks,” continued Mr. Yacoby. “In addition to placing more focus on select vertical markets, while serving our traditional BWA customers, the company is poised to capitalize on new, rapidly-growing markets for carrier-grade Wi-Fi solutions via the acquisition of Wavion Inc. The board is most grateful to Eran for his dedication, leadership, and tremendous contribution to the company’s progress, and we wish him success in his future endeavors.”

Hezi Lapid’s Background and Experience

A seasoned telecom industry CEO, Mr. Lapid most recently served as Chairman and CEO of Axerra Networks, a provider of carrier network equipment. Prior to joining Axerra, he headed multiple business units as an executive of ECI Telecom Ltd. from 1995 until 2003. He also served as CEO of C. Mer Industries, a global system integrator delivering turn-key solutions for wireless networks.

Mr. Lapid holds a B.Sc. in Electrical Engineering from Ben-Gurion University and a M.Sc. in Management and Information Sciences from Tel Aviv University.

About Alvarion

Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to various factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement our 2012 strategic plan, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global  macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G market to develop as anticipated; our inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of our strategic initiatives to enable us to more effectively capitalize on market opportunities as anticipated; delays in the receipt of orders from customers and in the delivery by us of such orders; our failure to effectively integrate the business and technology of Wavion Inc., acquired by us in November 2011, into our products and realize the expected synergies from the acquisition; the failure of the markets for our (including Wavion's) products to grow as anticipated; our inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; our inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers; and other risks detailed from time to time in the Company’s annual reports on Form 20-F as well as in other filings with the US Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the US Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases by contacting Sivan Farfuri, Sivan.farfuri@alvarion.com or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/index.php/en/investors

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.  All other names are or may be the trademarks of their respective owners.